UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

GLOBAL POWER EQUIPMENT GROUP INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

37941P306

(CUSIP Number)

May 18, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	37941P306

1		NAMES OF REPORTING PERSONS S.S. or I.R.S. Identification No. of Above Person
PPM America Capital Partners, LLC

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒

3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		783,534

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		783,534

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

783,534

10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.6% based on Common Stock outstanding as of March 4, 2015.

12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

00

CUSIP No.	37941P306

1		NAMES OF REPORTING PERSONS S.S. or I.R.S. Identification No. of Above Person
PPM America Private Equity Fund LP

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒

3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		783,534

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		783,534

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

783,534

10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.6% based on Common Stock outstanding as of March 4, 2015.

12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

00

SCHEDULE 13G

EXPLANATORY NOTE

This Amendment No. 5 on Schedule 13G is being filed to report that each Reporting Person has ceased to be the beneficial owner of more than 5% of the Issuer’s common stock.

Item 4 Ownership (as of May 18, 2015):

(a) Amount beneficially owned: 783,534 shares of common stock.

(b) Percent of class: 4.6% (based on shares outstanding as of March 4, 2015)

(c) Number of shares as to which the person has:

(i) Sole power to vote or direct to vote: 0

(ii) Shared power to vote or to direct the vote: 783,534.

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of 783,534.

Item 5 Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: [ X ]

Item 10 Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

* * * *

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 27, 2015

PPM America Capital Partners, LLC
By: /s/ Austin Krumpfes
Name: Austin Krumpfes
Title: Partner

PPM America Private Equity Fund LP
By: PPM America Capital Partners, LLC
as General Partner

By: _/s/ Austin Krumpfes

Name: Austin Krumpfes

Title: Partner